SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 27, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – March 27, 2023 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS ; ByMA:IRSA) clarifies that in reference to the material fact published on March 23, 2023 calling for the Ordinary and Extraordinary Shareholders Meeting to be held on April 23 at 10:AM in which the third item of the Agenda says: "CONSIDERATION OF AMENDMENT TO SECTION SIX TO THE BYLAWS DUE TO THE CHANGE IN THE PAR VALUE OF THE SHARES FROM THE SUM OF ARS 1 (ONE PESO) TO THE SUM OF ARS 10 (TEN PESOS)" it shall be read as follows: "CONSIDERATION OF AMENDMENT TO SECTION SEVENTH TO THE BYLAWS DUE TO THE CHANGE IN THE PAR VALUE OF THE SHARES FROM THE SUM OF ARS 1 (ONE PESO) TO THE SUM OF ARS 10 (TEN PESOS)".

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

March 27, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets